Exhibit 4.1
DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934
The following summary describes our common stock, par value $0.01 per share, of Discover Financial Services, which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934. In this summary, the terms “we” and “our” refer to Discover Financial Services and its consolidated subsidiaries, unless the context requires otherwise.
DESCRIPTION OF COMMON STOCK
The summary describes the material terms of our common stock and is not complete. This summary is qualified in its entirety by reference to applicable Delaware law, our amended and restated certificate of incorporation (our “Certificate of Incorporation”) and our amended and restated bylaws (our “Bylaws”). For a complete description of our common stock, we refer you to our Certificate of Incorporation and Bylaws, which have been filed with the Securities and Exchange Commission and are incorporated by reference as exhibits to this Annual Report on Form 10-K.
Authorized Capitalization
Our authorized common stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. The preferred stock is issuable in one or more series, with rights, preferences, and privileges as established by the Board of Directors of the Company without stockholder approval, including voting, dividend, redemption, liquidation, conversion and other rights. As of December 31, 2023, 250,102,860 shares of our common stock were outstanding, and 5,700 shares of our Series C and 5,000 shares of our Series D preferred stock (together with our Series C preferred stock, our "Existing Preferred Stock") were outstanding.
Description of Common Stock
General. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock, including our Existing Preferred Stock.
Voting Rights. Except as otherwise may be provided in our Certificate of Incorporation or in a certificate of designation for any series of preferred stock, the holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Subject to the rights of holder of each series of our Existing Preferred Stock to elect two additional members of our Board if we fail to pay, or declare and set apart for payment, dividends on outstanding shares of such series of our Existing Preferred Stock for six quarterly dividend periods, holders of common stock have the exclusive right to vote for the election of directors and for all other purposes. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock.
Dividend Rights. Holders of common stock will share equally on a pro rata basis in any dividends as may be declared by our board of directors out of funds legally available for that purpose, subject to any preferential rights of holders of any outstanding shares of preferred stock, including the rights of the holders of our Existing Preferred Stock to non-cumulative cash dividends based on their respective liquidation preferences and at the applicable dividend rate, and any other class or series of stock having preference over the common stock as to dividends. While either series of Existing Preferred Stock is outstanding, unless the full dividends for the preceding dividend period on all outstanding shares of Existing Preferred Stock has been declared and paid or declared and a sum sufficient for the payment thereof has been set aside, subject to certain exceptions, no dividends will be declared or paid or set aside for payment and no distribution will be declared or made or set aside for payment on any stock junior to the Existing Preferred Stock (including or common stock) and no shares of the junior stock shall be repurchased, redeemed or otherwise repurchased by us, subject to certain exceptions.
Preemptive Rights. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock or other securities of our company. There are no other subscription rights or conversion rights, and there are no sinking fund provisions applicable to our common stock.

Other Rights. Upon voluntary or involuntary liquidation, dissolution or winding up of our company, after payment in full of the amounts required to be paid to creditors and holders of any preferred stock, including our Existing Preferred Stock, that may be then outstanding, all holders of common stock are entitled to share equally on a pro rata basis in all remaining assets. As of December 31, 2023, the aggregate liquidation preference of our Existing Preferred Stock was $1,070,000,000.
Listing. Our shares of common stock are listed on the New York Stock Exchange under the ticker “DFS.”
Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Computershare.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws, Delaware Law and Federal Banking Law
Some provisions of Delaware law and our Certificate of Incorporation and Bylaws could make the following more difficult:
•acquisition of us by means of a tender offer or merger;
•acquisition of us by means of a proxy contest or otherwise; or
•removal of our incumbent officers and directors.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.
Stockholder Action by Written Consent. Subject to the rights of holders of any series of preferred stock or any other series or class of stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting.
Amendments to our Governing Documents. The amendment of any provision of our Certificate of Incorporation requires approval by our board of directors and a majority vote of stockholders. Any amendment to our bylaws requires the approval of either a majority of our board of directors or holders of a majority of the voting power of the then outstanding shares of our company entitled to vote generally in the election of our board of directors.
Stockholder Meetings. Our Bylaws provide that, subject to the rights of holders of any series of preferred stock or any other series or class of stock as set forth in our Certificate of Incorporation, special meetings of our stockholders may be called only by our secretary at the direction of and pursuant to a resolution of our board of directors or at the written request of stockholders who have, or who are acting on behalf of beneficial owners who have, an aggregate “net long position” of at least 25% of the common stock as of the ownership record date and who otherwise comply with the requirements of our bylaws; provided that each such stockholder, or beneficial owner directing such stockholder, must have held such “net long position” included in such aggregate amount continuously for the one-year period ending on the ownership record date and must continue to hold such "net long position" through the date of the conclusion of the special meeting.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.
Delaware Anti-Takeover Law. Our Certificate of Incorporation does not exempt us from the application of Section 203 of the Delaware General Corporation Law, an anti-takeover law.
In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.
No Cumulative Voting. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.
Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Federal Banking Law. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring “control” of a bank holding company unless:
•the Federal Reserve has been given 60 days’ prior written notice of such proposed acquisition containing the information requested by the Federal Reserve; and
•within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending the period during which such a disapproval may be issued.
An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. An acquirer is conclusively deemed to have acquired control if it owns, controls, or has the power to vote 25 percent or more of a class of voting securities. In addition, under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting securities of a bank holding company with securities registered under Section 12 of the Exchange Act, such as us, would be presumed to constitute the acquisition of control. In addition, any “company” would be required to obtain the approval of the Federal Reserve under the Bank Holding Company Act of 1956, as amended, before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of any class of voting securities, or a lesser number of shares if the acquirer otherwise is deemed to have control over us by the Federal Reserve, and may be subject to ongoing regulation and supervision as a bank holding company.